Exhibit 12.1

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

($ In Thousands)

	Years ended December 31,
	1999	2000	2001	2002	2003
Fixed charges:
Capitalized interest	15,821	39,052	45,211	—	4,799
Interest expensed	9,120	—	18,131	63,573	110,349
Preferred Dividends	—	149,465	23,153	20,859	17,569
Portion of rent expense representative of interest (1)	216	2,027	7,575	6,646	7,517

Total fixed charges	$25,157	$190,544	$94,070	$91,078	$140,234

Earnings:
Loss before income taxes	(36,896)	(51,873)	(284,379)	(495,012)	(584,535)
Fixed charges, less capitalized interest and preferred dividends	9,336	2,027	25,706	70,219	117,866
Depreciation and write-off of capitalized interest	—	—	6,888	9,136	11,058

Earnings (loss) adjusted for fixed charges	$(27,560)	$(49,846)	$(251,785)	$(415,657)	$(455,611)
Ratio of earnings (loss) to combined fixed charges and preferred dividends	—	—	—	—	—
Deficiency in earnings to cover fixed charges	52,717	240,390	345,855	506,735	595,845

(1)	One-third of rent expense is deemed to be representative of interest.